UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Explanatory Note

I. Chief Executive Officer Replacement

On August 25, 2021, Mr. Junfeng Wang submitted to the Board of Director (the “Board”) his letter of resignation as the Chief Executive Officer (“CEO”) of Roan Holdings Group Co, Ltd. (the “Registrant”). Mr. Wang’s resignation was not the result of any disagreement with the Registrant, the Registrant’s management or the Board.

On August 25, 2021, the Board and the Nominating Committee of the Registrant appointed Mr. Zhiyong Tang as its CEO, effective immediately.

Mr. Zhiyong Tang is currently serving as President of Zhejiang Lixin Enterprise Management Group Co., Ltd. Prior to that, Mr. Tang served as General Manager of Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. from 2015 to 2018; President of Zhongchuang International Finance Leasing Co., Ltd. from 2013 to 2015; Executive Vice President of China Financial Services Holdings Ltd. from 2010 to 2012; General Manager of Huale Tongda (Beijing) International Investment Management Registrant from 2004 to 2010. In addition, Mr. Tang worked in the Northern Investment Group Co., Ltd. from 1999 to 2004. Mr. Tang earned a master’s degree in accounting and finance science from Hongkong Baptist University in 2015 and a master’s degree in public administration from Liaoning University in 2012.

II. Chief Financial Officer Replacement

Ms. Lifang Lou who was hired as the Registrant’s Acting Chief Financial Officer on May 7, 2021 to act as the Registrant’s Acting Chief Financial Officer until the Registrant finds a permanent Chief Financial Officer.

On August 25, 2021, the Board and the Nominating Committee of the Registrant appointed Mr. Wenhao Wang as its Chief Financial Officer, effective immediately.

Mr. Wenhao Wang served as a managing director of investment banking of Southwest Securities Co., Ltd. from 2015 to 2021. Before joining the Company, he has worked in securities brokerage, equity investment and banking businesses. His experience includes leadership roles in internal control and compliance practices in the process of corporate operations and proficiency in China’s capital market and financing practices. Prior to joining us, Mr. Wang served 33 large-scale companies in the financial field over 11 years and managed more than RMB 4 billion in equity investment and RMB 500 million in fund investment as a financial advisor. Mr. Wang earned his bachelor’s degree in economics from Southwest University of Science and Technology in 2014.

III. Executive President Appointment

On August 25, 2021, the Board and the Nominating Committee of the Registrant appointed Mr. Yuebo Zhang as Executive President, effective immediately.

Prior to joining the Registrant, Mr. Yuebo Zhang worked in Hong Kong Global Group Limited where he was responsible for global business promotion. He is also a director of the overseas service industry association, a partner of a Hong Kong Trust company and a member of the Hong Kong management association. Previously, he served as senior executive of Ericsson China, vice president of an internet company, and general manager of an immigration service company. He has accumulated extensive experience in the field of information technology, overseas investment, asset management, and overseas service industry. Mr. Zhang earned a bachelor’s degree in electronic information and engineering from Harbin Institute of Technology in 1999 and an MBA degree from Harbin Engineering University in 2007. He is currently pursuing a PhD degree in financial technology at the Hong Kong Polytechnic University.

IV. Senior Vice President Appointment

On August 25, 2021, the Board and the Nominating Committee of the Registrant appointed Mr. Fengsong Wan as Senior Vice President, effective immediately.

Prior to joining the Registrant, Mr. Fengsong Wan was a partner and marketing director of Beijing Bainakangyuan Health Management Co., Ltd. from 2018 to 2021. Previously, he has served as a senior academic representative and regional manager in the cardiovascular department of Lvye Pharma Group from 2005 to 2017; he had a market promotion role in Shijiazhuang Yiling Pharmaceutical Registrant from 2004 to 2005. Mr. Wan earned a bachelor’s degree in clinical medicine from Yanbian University in 2017 and a master’s degree from Communication University of China in 2021.

Exhibits

10.1	Employment Agreement for Junfeng Wang
10.2	Employment Agreement for Wenhao Wang
99.1	Roan Holdings Group Co., Ltd. Announces New Management Appointments to Further Drive Growth

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: August 30, 2021	By:	/s/ Junfeng Wang
	Name:	Junfeng Wang
	Title:	Chairman of the Board of Directors

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